Exhibit 12

Nuveen Investments Inc. & Subsidiaries

Computation of Earnings to Fixed Charges

	Predecessor			Successor
			January 1, 2007	November 14, 2007
	2005	2006	to November 13, 2007	to December 31, 2007	2008	2009
	(In thousands, except for the ratio of earnings to fixed charges)
Earnings:
Income/(loss) before income taxes	$284,648	$314,834	$207,336	$(53,920)	$(2,278,298)	$(4,561)
less: net income/(loss) attributable to Symphony CLO V	—	—	—	(7,416)	(141,508)	135,273

Adjusted income/(loss) before taxes	284,648	314,834	207,336	(46,504)	(2,136,790)	(139,834)
less: income/(loss) from noncontrolling interests	5,809	6,230	7,211	1,062	2,286	1,653

Income/(loss) before taxes attributable to Nuveen Investments	278,839	308,605	200,124	(47,566)	(2,139,076)	(141,487)
Fixed charges	31,868	44,028	34,916	40,982	291,036	317,825

Earnings as defined	$310,707	$352,632	$235,040	$(6,584)	$(1,848,040)	$176,338

Fixed Charges:
Gross interest expense	$27,917	$39,553	$30,393	$41,520	$306,616	$320,080
less: interest expense associated with Symphony CLO V	—	—	—	1,214	21,282	8,185

adjusted gross interest expense	27,917	39,553	30,393	40,306	285,334	311,895
Interest component of rent expense (one third of rent expense)	3,951	4,474	4,523	676	5,702	5,930

Total fixed charges	$31,868	$44,028	$34,916	$40,982	$291,036	$317,825

Ratio of earnings to fixed charges:	9.75	8.01	6.73	(0.16)	(6.35)	0.55
Deficiency	—	—	—	$47,566	$2,139,076	$141,487